

March 10, 2011

Mr. Peter M. Folger
 Chief Financial Officer
COURIER CORPORATION
15 Wellman Avenue
North Chelmsford, Massachusetts 01863

> **Re:** **Courier Corporation**
> **Form 10-K for fiscal year ended September 25, 2010**
> **Filed November 24, 2010**
> **File No. 1-34268**
>
> **and**
>
> **Definitive Proxy on Schedule 14A**
> **Filed December 3, 2010**

Dear Mr. Folger:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K (Fiscal Year Ended September 25, 2010)

Item 1A. Risk Factors, page 6

1.　　In future filings, please revise the introductory paragraph to clarify that all material risks have been discussed. If a risk is not deemed material, it should not be referenced here.

Signatures, page 27

2.   In future filings, please include the signatures of your principal financial officer and principal accounting officer or controller in their individual capacities in the second signature block.

Consolidated Statements of Operations, page F-2

3.   We note that you report a subtotal for "Gross profit" in your statements of operations. However it appears, from your accounting policies disclosure, that you earn revenue from delivery of services as well as products. Please quantify the percentage of revenue that you earn from service activities. We may have further comments upon review of your response.

A. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

4.   On an ongoing basis, please disclose your policy with respect to sales returns.

Note L. Retirement Plans, page F-24
and
Management's Discussion and Analysis

5.   We note the very significant decrease in the assumed discount rate used to determine cost assumptions in fiscal 2010. Please explain, supplementally and in detail, the reasons for the decrease and how your approach in deriving it complies with the guidance in ASC 715-30-35-43 through 46 and ASC 715-30-55-23 through 34. In this regard, we assume that management or the board determined the discount rate after considering or relying in part upon the report of an actuary. If true, please confirm our assumption and clarify this fact on an ongoing basis. Alternatively, if the discount rate was taken from or based upon the report of the actuary, and if this disclosure is incorporated by reference into a registration statement, you will be required to comply with the requirements of Securities Act Rule 436. That is, you will be required to identify the actuary and to include his consent in the registration statement. Please see Question 233.02 of the CDIs for Securities Act Rules for guidance.

Liquidity and Capital Resources, page F-37

6.   On your statements of cash flows in the audited financial statements, within the financing activities section, please consider disclosing the 'gross' amount of long-term debt borrowings and repayments, rather than a net amount. This will further enhance an investor's understanding of your total borrowings and repayments.

Form 10-Q for the quarterly period ended December 25, 2010

Financial Statements

Note H. Subsequent Events, page 10

7.   As it appears that Borders Group Inc is about to file for Chapter 11 bankruptcy
protection, please update us as to the anticipated impact of this development upon your
results of operations and financial position.

Definitive Proxy on Schedule 14A

Compensation Elements, page 16

8.   Please tell us whether you benchmark against the peer group listed on page 10 and the
referenced company survey. If so, please revise your executive compensation disclosure
in future filings to clarify that two benchmarking groups exist and to identify the
companies in the company survey. Alternatively, please confirm and clarify in future
filings that you benchmark only against the companies named on page 10. Refer to Item
402(b)(2)(xiv) of Regulation S-K.

All Other Compensation, page 24

9.   We note that amounts for season tickets for sporting events are not included in the
amounts for perquisites. Please advise us of the basis for your conclusion that the season
tickets do not constitute a perquisite or other personal benefit and therefore should not be
included in the total amount of perquisites given to your named executive officers. Refer
to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K and Section II.C.1.e.i of
Securities Act Rel. 33-8732A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

  •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

  •   staff comments or changes to disclosure in response to staff comments do not foreclose
      the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton, Staff Accountant, at (202) 551-3328, or Margery Reich, Senior Staff Accountant, at (202) 551-3347, if you have questions regarding comments on the financial statements and related matters, and J. Nolan McWilliams, Attorney-Advisor, at (202) 551-3217, regarding comments on legal matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief